

November 3, 2014

Via E-mail
John B. Richards
Chief Executive Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

> **Re:** **The Joint Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on October 31, 2014**
> **File No. 333-198860**

Dear Mr. Richards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 40

1. Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

2. Please tell us the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, as well as any grants subsequent to the most recent balance sheet date through the date of the most recent amendment:

   - for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

3.   Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). If the valuation was not performed by an unrelated valuation specialist, please explain the reasons why management chose not to obtain one. In addition, please tell us the following information related to issuances of equity instruments:

- the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and

- the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. Describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock between each grant date. Also, please explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

4.   For any share-based issuances subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements, if material.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
       Craig P. Colmar, Esq.
       Johnson and Colmar